    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 19, 1999

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                               TMP WORLDWIDE INC.
             (Exact name of registrant as specified in its charter)

                           DELAWARE                                                       13-3906555
               (State or other jurisdiction of                             (I.R.S. Employer Identification Number)
                incorporation or organization)

                           --------------------------

                                 1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 977-4200

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                               ANDREW J. MCKELVEY
                         CHAIRMAN OF THE BOARD AND CEO
                               TMP WORLDWIDE INC.
                                 1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 977-4200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ------------------------------

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                               GREGG BERMAN, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                         PROPOSED MAXIMUM    PROPOSED MAXIMUM
                 TITLE OF SHARES                       AMOUNT TO BE      AGGREGATE PRICE        AGGREGATE           AMOUNT OF
                 TO BE REGISTERED                       REGISTERED         PER UNIT (1)       OFFERING PRICE     REGISTRATION FEE
Common Stock, $.001 par value per share                 1,425,943             $41.94          $59,804,049.42        $16,625.53

(1) The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $41.94, the average of the high and low prices of the Common Stock of TMP Worldwide Inc. as reported by The Nasdaq Stock Market on January 14, 1999.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE AMENDED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE SEC DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED JANUARY 19, 1999

                               TMP WORLDWIDE INC.
                        1,425,943 SHARES OF COMMON STOCK

                            ------------------------

    TMP Worldwide Inc.'s common stock trades on the Nasdaq National Market under the ticker symbol "TMPW." On January 14, 1999, the closing sale price of one share of TMP's stock was $42.25.

                            ------------------------

    The stockholders of TMP Worldwide Inc. ("TMP" or the "Company") listed in this prospectus are offering and selling an aggregate of 1,425,943 shares of TMP's common stock under this prospectus. A portion of these selling stockholders obtained their shares of TMP stock in connection with the September 30, 1998 acquisition by TMP of all of the outstanding stock of Stackig, Inc., a public relations and advertising company. Another portion of the selling stockholders obtained their shares in connection with the October 2, 1998 acquisition by TMP of all of the outstanding stock of Recruitment Solutions, Inc., a recruitment advertising services company. Additional portions of the selling stockholders obtained their shares on October 30, 1998 and December 1, 1998 when TMP acquired substantially all of the assets of SunQuest, L.L.C. d/b/a The Smart Group and all of the outstanding stock of The Consulting Group (International) Limited. The remaining selling stockholders, Andrew J. McKelvey, TMP's CEO and principal stockholder, and John R. Gaulding, a director of TMP, propose to sell 250,000 shares and 10,000 shares, respectively. Some or all of the selling stockholders expect to sell their shares. TMP will not receive any part of the proceeds from the sale by the selling stockholders.

                            ------------------------

    The selling stockholders may offer their TMP stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.

                             ---------------------

    THE TMP STOCK OFFERED OR SOLD UNDER THIS PROSPECTUS HAS NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is          , 1999

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------
Where You Can Find More Information.......................................................................          3
The Company...............................................................................................          5
Recent Developments.......................................................................................          8
Risk Factors..............................................................................................          9
Unaudited Pro Forma Condensed Combined Financial Information..............................................         17
Use of Proceeds...........................................................................................         24
Dividend Policy...........................................................................................         24
Price Range of Common Stock...............................................................................         24
Selling Stockholders......................................................................................         25
Plan of Distribution......................................................................................         26
Legal Opinion.............................................................................................         26
Experts...................................................................................................         26
Index to Consolidated Financial Statements................................................................        F-1

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our website at www.tmp.com or at the SEC's website at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of TMP stock. This prospectus is part of a registration statement we filed with the SEC
(Registration No. 333-      ).

        (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

        (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

       (iii) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

        (iv) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

        (v) The Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997.

        (vi) The Company's Quarterly Reports on Form 10-Q/A for the quarter ended March 31, 1998.

       (vii) The Company's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1998.

      (viii) The Company's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1998.

        (ix) Management's Discussion and Analysis of Results of Operations and Financial Condition on pages 62 through 74, and the Financial Statements on pages F-11 through F-113, of the Company's Information Statement on Schedule 14C, dated January 6, 1999, file no. 0-21571.

        (x) The description of the Company's common stock contained in Item 1 of the Company's Registration Statement on Form 8-A, dated October 16, 1996.

        (xi) The Company's Current Report on Form 8-K, dated December 17, 1998, relating to the acquisition of Bonde & Schmah Media GmbH, a/k/a/ Bonde & Schmah Human Resources Services GmbH

       (xii) The Company's Current Report on Form 8-K, dated December 7, 1998, relating to the acquisition of The Consulting Group (International) Limited.

      (xiii) The Company's Current Report on Form 8-K, dated August 31, 1998, relating to the acquisition of TASA Holding A.G.

       (xiv) The Company's Current Report on Form 8-K, dated April 28, 1998, relating to the acquisition of Fossler & Partner, M-Page and ConServe.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  TMP Worldwide Inc.
                  1633 Broadway, 33rd Floor, New York, New York 10019
                  Attention: Investor Relations
                  (Tel. No. (212) 977-4200)

    You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                                  THE COMPANY

    AS USED IN THIS PROSPECTUS, "GROSS BILLINGS" REFERS TO BILLINGS FOR ADVERTISING PLACED IN TELEPHONE DIRECTORIES, NEWSPAPERS, NEW MEDIA AND OTHER MEDIA, AND ASSOCIATED FEES FOR RELATED SERVICES. WHILE GROSS BILLINGS ARE NOT INCLUDED IN THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, THE TRENDS IN GROSS BILLINGS DIRECTLY IMPACT THE COMMISSIONS AND FEES EARNED BY THE COMPANY. THE COMPANY EARNS COMMISSIONS BASED ON A PERCENTAGE OF THE MEDIA ADVERTISING PURCHASED AT A RATE ESTABLISHED BY THE RELATED PUBLISHER, AND ASSOCIATED FEES FOR RELATED SERVICES. IN ADDITION, THE COMPANY EARNS FEES FOR THE PLACEMENT OF ADVERTISEMENTS ON THE INTERNET, INCLUDING ITS CAREER WEB SITES, AND THROUGH EXECUTIVE SEARCH SERVICES. EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION ("EBITDA") IS PRESENTED TO PROVIDE ADDITIONAL INFORMATION ABOUT THE COMPANY'S ABILITY TO MEET ITS FUTURE DEBT SERVICE, CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND IS ONE OF THE MEASURES WHICH DETERMINES THE COMPANY'S ABILITY TO BORROW UNDER ITS CREDIT FACILITY. EBITDA SHOULD NOT BE CONSIDERED IN ISOLATION OR AS A SUBSTITUTE FOR OPERATING ACTIVITIES AND OTHER INCOME OR CASH FLOW STATEMENT DATA PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES OR AS A MEASURE OF THE COMPANY'S PROFITABILITY OR LIQUIDITY. GROSS BILLINGS WITH RESPECT TO COMPANIES ACQUIRED BY THE COMPANY REFER TO THE COMPANY'S ESTIMATE OF THE ACQUIRED COMPANIES' ANNUAL GROSS BILLINGS.

    We are a marketing services, communications, executive search and technology company. We provide comprehensive, individually tailored advertising services, including development of creative content, media planning, production and placement of corporate advertising, market research, direct marketing, executive search and other ancillary services and products. We are one of the world's largest recruitment advertising agencies and the world's largest yellow page advertising agency as well as a leader in the use of the Internet for recruiting.

    TMP offers advertising programs to more than 17,000 clients, including more than 70 of the Fortune 100 and more than 400 of the Fortune 500 companies. Our growth strategy is to continue to pursue consolidation opportunities in our core advertising business and to leverage its client base and our approximately 2,420 sales, marketing and customer service personnel to expand our Internet-based businesses. For the year ended December 31, 1997, TMP's gross billings were $1.2 billion, commissions and fees were $310.6 million, net income was $10.4 million and EBITDA was $43.9 million.

    TMP is the world's largest yellow page advertising agency, generating approximately $457.5 million in yellow page gross billings for the year ended December 31, 1997. We are one of the world's largest recruitment advertising agencies, generating approximately $602.7 million in recruitment advertising gross billings for the same period. With approximately 30% of the national accounts segment of the U.S. yellow page advertising market, We are approximately three times larger than our nearest competitor, based on yellow page gross billings. A substantial part of our growth in each of our targeted markets has been achieved through acquisitions. From January 1, 1993 through December 31, 1998, TMP completed 71 acquisitions including, in May 1998, the acquisition of all the outstanding stock of Johnson, Smith & Knisely, Inc. ("JSK"), the twelfth largest executive search firm in the United States, in August 1998, the acquisition of all the outstanding stock of TASA Holding A.G. ("TASA"), an international executive search firm and in September 1998, the acquisition of all the outstanding stock of Stackig, Inc. ("Stackig"), a public relations and advertising Company. We believe additional acquisition opportunities exist, particularly in the recruitment advertising, executive search and Internet markets, and we intend to continue our strategy of making acquisitions which relate to our core businesses.

    TMP has created innovative solutions to assist its clients in capitalizing on the growing awareness and acceptance of the Internet. For our recruitment advertising clients, we have developed interactive career sites which can be accessed by individuals seeking employment via the Internet on a global basis. TMP has several career sites, including Monster.com-SM-, The Monster Board-Registered Trademark-, Online Career Center-SM-, Be the Boss-SM- and MedSearch-SM-, which as of December 31, 1998 collectively contain approximately 145,000 paid job listings, and 1,000,000 resumes. In addition, in May 1998, we expanded our suite of online career products and services, adding new content and community with the acquisition of About Work

(www.aboutwork.com) and adding the largest online internship database with the acquisition of Student Center (www.studentcenter.com).

    YELLOW PAGE ADVERTISING. TMP develops yellow page marketing programs for national accounts. These are clients which sell products or services in multiple markets. The national segment of the yellow page advertising market was an approximately $1.7 billion market in the U.S. for the year ended December 31, 1997. The national yellow page market has grown each year since 1981. During the period of 1990 through 1997, the market grew at a compound annual growth rate of approximately 6.2%. Yellow page advertising is a complex process involving the creation of effective imagery and message and the development of media plans which evaluate approximately 7,000 yellow page directories of which TMP's larger accounts utilize over 2,000. Coordinating the placement of advertisements in this number of directories requires an extensive effort at the local level, and our yellow page sales, marketing and customer service staff of approximately 680 people provides an important competitive advantage in marketing and executing yellow page advertising programs. We earn commissions from yellow page advertising paid by directory publishers which result in an effective commission rate to us of approximately 20% of yellow page gross billings.

    TMP takes a proactive approach to yellow page advertising by undertaking original research on the efficacy of the medium, in many cases quantifying the effectiveness of a given advertising campaign. TMP also has a rigorous quality assurance program designed to ensure client satisfaction. We believe that this program has enabled us to maintain a yellow page client retention rate, year to year, in excess of 90%.

    RECRUITMENT ADVERTISING. For the year ended December 31, 1997, total spending on advertisements globally in the recruitment classified advertisement section of newspapers was approximately $12 billion. While the recruitment advertising market has historically been cyclical, during the period of 1990 through 1997, the U.S. market grew at a compound annual growth rate of approximately 12%. In the U.S., we receive commissions generally equal to 15% of recruitment advertising gross billings. Outside of the U.S., where, collectively, we derive the majority of our recruitment advertising commissions and fees, our commission rates for recruitment advertising vary, ranging from approximately 10% in Australia to 15% in Canada and the United Kingdom. TMP also earns fees from value-added services such as design, research and other creative and administrative services which resulted in aggregate commissions and fees equal to approximately 21% of recruitment advertising gross billings for the year ended December 31, 1997.

    The services provided by recruitment advertising agencies can be complex and range from the design and placement of classified advertisements to the creation of comprehensive image campaigns which internationally "brand" a client as a quality employer. Further, shortages of qualified employees in many industries, particularly in the technology area, have increased the need for recruitment advertising agencies to expand the breadth of their service offerings to effect national and sometimes global recruitment campaigns. For these reasons, TMP believes that over time, the proportion of overall recruitment advertising placed through recruitment advertising agencies will grow. Given the scale of its recruitment advertising operations and the scope of its service offerings, the Company believes it is well positioned to participate in this market growth.

    EXECUTIVE SEARCH. To expand the range of services we offer to our recruitment advertising clients, we decided to enter the executive search field because recruitment advertising traditionally did not target the senior executive community. Accordingly, in May 1998, we acquired JSK, the twelfth largest executive search firm in the United States. This acquisition, coupled with the acquisition of TASA, provided the Company with 32 executive search offices in 17 countries.

    The TMP retained executive search process typically includes the following steps: (a) a TMP executive search consultant interviews the client in order to analyze the senior executive position that needs to be filled, the general environment of the client's work place and the character and quality of candidates that have successfully performed as executives of the client; (b) the consultant then prepares a written synopsis of the position to be filled in order to attract a suitable, qualified and successful candidate; (c) the synopsis is then forwarded to other recruiters in order to assist with the search for a candidate that fits the criteria set forth in the synopsis; (d) a pool of suitable candidates is gathered and the consultants begin to schedule interviews; (e) the candidates are then interviewed and analyzed by the consultants to determine if the candidate meets the requisite experience and potential cultural fit outlined by the consultant and the client; (f) reports of the most suitable candidates are prepared by the consultant and presented to the client, enabling the client to choose which candidates it wants to meet; (g) the consultant then organizes a mutually convenient time and place for the client to personally meet and interview such candidates for the position; (h) the consultant follows up with the successful candidate to obtain any supplemental information needed or requested by the client, including to obtain references and other documentary materials; and (i) the Company then assists the client in structuring and negotiating the final compensation package and other benefits for the hired executive based on all relevant factors researched by the Company, including industry comparisons, the experience levels of the executive and future trends.

    TMP believes that its expansion into the executive search market will enable it to attract and service additional major clients since TMP can now market itself as a full service firm that can accommodate all of its clients' employment and recruitment advertising needs.

    INTERNET SERVICES. TMP's Internet-based services complement its traditional advertising businesses. In recruitment, we have several career sites, including Monster.com-SM-, The Monster Board-Registered Trademark-, Online Career Center-SM-, Be the Boss-SM- and MedSearch-SM- which provide continuously available databases of career opportunities. Users of these sites can search for employment opportunities by location, type of job and other criteria. Resumes can be sent to prospective employers electronically and submitted on-line or via mail. Users can also access other value-added services such as discussion forums and on-line career advice. Based on its experience with our clients, we believes that only 20% to 30% of open job positions are advertised using traditional print media and that on-line solutions, which are significantly less expensive than traditional recruitment methods, will significantly expand the recruitment advertising market. More than 55 of the Fortune 100 companies are utilizing our career sites.

    Dealer Locator, which is marketed to yellow page accounts, allows clients to offer World Wide Web ("Web") pages for local offices, dealers or franchise locations which are linked to the client's corporate Web site. These pages are designed to generate additional customer flow while reinforcing brand imagery contained in other advertising programs. Dealer Locator home pages will typically include address, directions, hours of operation and potentially other information such as sale items.

    TMP believes its pre-existing relationships with yellow page and recruitment advertising clients and its sales, marketing and customer service staff of over 2,200 people provide an important competitive advantage in pursuing the market for Internet clients. Further, we believe our innovative Internet products will provide an opportunity to enhance our ability to market both traditional advertising and Internet services to non-TMP clients.

    TMP is the successor to the businesses formerly conducted by TMP Worldwide Inc. and subsidiaries ("Old TMP"), Worldwide Classified Inc. and subsidiaries ("WCI") and McKelvey Enterprises, Inc. and subsidiaries, the chief executive officer of which was Andrew J. McKelvey (the "Principal Stockholder"). McKelvey Enterprises, Inc. was formed in 1967 by Mr. McKelvey. On December 9, 1996, Old TMP merged into McKelvey Enterprises, Inc. Thereafter, WCI merged into McKelvey Enterprises, Inc. McKelvey Enterprises, Inc. then merged into Telephone Marketing Programs Incorporated. Such mergers are collectively referred to as the "Mergers." In addition, Mr. McKelvey sold or contributed his interest in five other entities to the Company. Following the Mergers, Telephone Marketing Programs Incorporated changed its name to TMP Worldwide Inc. All historical financial data contained herein for periods ended prior to December 9, 1996 reflects the historical financial data of Old TMP, WCI, McKelvey Enterprises, Inc. and the other entities. TMP was incorporated in Delaware in August 1996. Its executive offices are located at 1633 Broadway, 33rd Floor, New York, New York 10019, and its telephone number at that location is (212) 977-4200.

                              RECENT DEVELOPMENTS

    After September 30, 1998, TMP completed the acquisitions of Recruitment Solutions, Inc., a recruitment advertising services company, the business of SunQuest, L.L.C. d/b/a The Smart Group, a certified market representative for yellow page advertising, and continued its efforts to acquire Morgan & Banks Limited ("M&B"), a search and selection firm based in Australia. A brief description of Recruitment Solutions, The Smart Group and M&B follows:

RECRUITMENT SOLUTIONS ACQUISITION

    On October 2, 1998, we acquired all of the outstanding capital stock of Recruitment Solutions, Inc., a Massachusetts corporation. In connection with the acquisition of Recruitment Solutions, we issued an aggregate of 104,042 shares of our stock in a private placement transaction. The acquisition has been accounted for as a pooling-of-interests.

    Recruitment Solutions is a provider of resume response management, applicant evaluation and related services to hiring companies.

SMART GROUP ACQUISITION

    On October 30, 1998, we acquired substantially all of the assets of SunQuest, L.L.C. d/b/a The Smart Group, a Georgia limited liability company. In connection with this acquisition, we issued 309,702 shares of our stock in a private placement transaction. The acquisition has been accounted for as a pooling-of-interests.

    The Smart Group is a certified market representative for yellow page advertising in the United States.

M&B PROBABLE ACQUISITION

    On August 17, 1998, TMP announced an agreement in principle to acquire all of the outstanding capital stock of M&B, an Australian corporation (the "M&B Transaction"). The M&B Transaction, which is expected to be completed in the first quarter of 1999, is expected to be accounted for as a pooling-of-interests.

    M&B, one of the largest temporary contracting and search and selection firms in Australasia, has offices in Australia, New Zealand, the UK, Hong Kong and Singapore. For the year ended March 31, 1998, M&B generated revenue of approximately $235.8 million and had net income of approximately $7.9 million.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR STOCK.

    THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. "WE," "US" AND "OUR," WHEN USED IN THIS PROSPECTUS, REFER TO TMP.

RISKS RELATING TO THE M&B TRANSACTION

    POTENTIAL INCREASED ISSUANCE OF TMP STOCK. We will be exchanging our stock with the shareholders of M&B in the M&B Transaction pursuant to a formula specified in the acquisition agreement. This formula is expected to fluctuate until the closing date of the M&B Transaction because the formula is based, in part, on the stock prices of TMP, the number of outstanding M&B shares and the U.S. dollar-Australian dollar exchange rate on the effective date of the M&B Transaction. Based on such information as of December 31, 1998, the formula would require TMP to issue approximately 6,000,000 shares of TMP Common Stock to acquire the M&B Shares in the M&B Transaction. However, to the extent that TMP is required to issue a higher number of shares of TMP Common Stock pursuant to this formula, TMP's net income per share, if any, would decrease.

    NONREALIZATION OF SYNERGIES. We believe that an important benefit to the M&B Transaction will be the integration of our and M&B's respective managements, business strategies and operations. We may not be able to realize the benefits of this integration if the integration process is not successful or timely. Our ability to integrate TMP and M&B may be hindered by the necessity to coordinate our geographically separate organizations (TMP is headquartered in the U.S. and M&B is headquartered in Australia) and to integrate the respective personnel of TMP and M&B, because of their diverse business backgrounds and corporate cultures. There can be no assurance that we will be able to successfully integrate the operations of TMP and M&B without encountering difficulties or losing key personnel from either TMP or M&B. In addition, we recently acquired TASA Holding A.G. and other businesses and such acquisitions may make the integration of M&B more difficult or time consuming. Any difficulties encountered in this transition process or the diversion of the attention of our management from the transition process could also have an adverse impact on our ability to realize the anticipated synergies of the M&B Transaction.

    INCURRENCE OF SIGNIFICANT M&B TRANSACTION EXPENSES. The expenses related to the M&B Transaction, estimated to be approximately $4.5 million, are expected to be incurred in the first quarter of 1999, the quarter in which the M&B Transaction is expected to be consummated. These expenses include legal and accounting fees and costs, financial printing, stamp duties, listing fees, transfer agent fees, and other related costs, but do not include any costs associated with restructuring the company or integrating or consolidating the businesses of TMP and M&B. This is a preliminary estimate and is, therefore, subject to change. Although we expect the eventual integration of management, personnel and operations and elimination of duplicative expenses to offset these expenses, we cannot guarantee that the integration will be successful or cost-efficient.

    POTENTIAL DILUTIVE EFFECT TO STOCKHOLDERS. When we issue TMP Common Stock in connection with the M&B Transaction, TMP's net income per share could be reduced from levels otherwise expected. This could have the effect of reducing the market price of TMP's Common Stock unless revenue growth attributable to the M&B Transaction or cost savings and other business synergies from the integration of TMP and M&B are sufficient to offset the dilution in value attributable to the issuance of the TMP Common Stock.

    EFFECT OF M&B TRANSACTION ON M&B CLIENTS. The executive search and the search and selection industries, in which M&B competes, are highly relationship-driven. Consequently, due to the M&B Transaction, it is possible that certain clients of M&B may terminate their relationship with M&B if their relationship with M&B is adversely effected by this transaction. In addition, although we do not anticipate any personnel changes at M&B after the M&B Transaction, to the extent M&B loses material personnel it may lose large clients. The loss of a number of large clients of M&B could adversely affect TMP.

    POTENTIAL UNAVAILABILITY OF "POOLING-OF-INTERESTS" ACCOUNTING TREATMENT OF M&B TRANSACTION. The M&B Transaction is intended to qualify as a "pooling-of-interests" for accounting and financial reporting purposes. Under this method of accounting, the assets and liabilities of TMP and M&B will be carried forward to the combined company at their recorded amounts, income from the combined company will include income from TMP and M&B for the entire fiscal period in which the combination occurs and the reported income of the separate companies for prior periods will be restated as the results of operations of the combined company. Although it is a condition to the consummation of the M&B Transaction that the M&B Transaction qualify for "pooling-of-interests" treatment TMP may nevertheless elect to consummate the M&B Transaction under the purchase method of accounting.

    Under the pooling-of-interests rules, none of the affiliates of either of the combining companies may sell any shares of either TMP or M&B (except for certain DE MINIMIS sales) until the combined company releases financial results covering at least 30 days of combined operations of TMP and M&B. Accordingly, pooling-of-interests accounting treatment for the M&B Transaction as of such time may not be available because of sales by such stockholders (except for certain DE MINIMIS sales) prior to the time the combined company releases such financial results. There can be no assurance that an affiliate of either company will not sell shares of TMP or M&B stock or that all requirements necessary to qualify for pooling-of-interests will be met.

    If the requirements necessary to qualify for pooling-of-interests are not met prior to consummation of the M&B Transaction, then TMP is not required to consummate the M&B Transaction. However, if TMP nevertheless elects to consummate the M&B Transaction, the M&B Transaction would necessarily be accounted for under the purchase method of accounting, which would have the effect of M&B's assets and liabilities being recognized at their fair value and any excess of the purchase price over such fair value (other than amounts charged to in-process research and development costs) being recognized as goodwill on TMP's balance sheet. The goodwill would thereafter be amortized as an expense over its anticipated useful life. The impact of such treatment could have a material adverse effect on the combined company's reported earnings throughout the amortization period. The M&B Transaction would also be required to be accounted for under the purchase method of accounting if, among other things, any affiliate of either company sells shares in TMP subsequent to consummation of the M&B Transaction and prior to the release of financial results covering at least 30 days of combined operations, which would have the effect on the combined company's results of operations described above. Each of the affiliates of TMP who are executive officers or directors of TMP and each of the current executive officers and directors and other affiliates of M&B has entered into an affiliates agreement agreeing to comply with the above described restrictions on selling shares of TMP and M&B.

RISKS RELATING TO M&B

    FOREIGN OPERATIONS. M&B conducts operations in various foreign countries including New Zealand, Hong Kong, Singapore, and the United Kingdom. For the fiscal year ended March 31, 1998, M&B earned 28.7% of its revenue outside of Australia and collected the revenues in the local currency. Because M&B generally pays for the operating expenses of its foreign operations in local currency, M&B is at risk for exchange rate fluctuations between such local currencies and the Australian dollar. M&B exposure to such fluctuations is compounded by the fact that it undertakes minimal hedging activities. M&B is also subject to taxation in foreign jurisdictions. In addition, transactions between M&B and its foreign subsidiaries may be subject to Australian or foreign withholding taxes. Applicable tax rates in foreign countries differ from those of Australia and are subject to periodic change. The extent, if any, to which M&B will receive credit in Australia for taxes paid in foreign jurisdictions will depend upon limitations set forth by the Australian Taxation Office, as well as the provisions of any tax treaties which may exist between Australia and such foreign jurisdictions. The failure to receive such credit would subject M&B to increased taxes and adversely affect operating profit. Furthermore, M&B closed its Indonesian office in March 1998 and has scaled back its operations in Hong Kong and Singapore. This significantly impacted M&B's operating margins for its Asian business for the fiscal year ended March 31, 1998. Currently, M&B does not anticipate that it will open any new Asian offices.

    INDUSTRY RISKS. Temporary/contracting service providers employ and place people in the workplace of other businesses. An attendant risk of this activity includes possible claims of discrimination and harassment, workplace injury of its temporary employees, errors and omissions, particularly for the actions of professionals (for example, lawyers, accountants and engineers), misuse of client proprietary information, misappropriation of funds, other criminal activities or torts and other similar claims. In certain instances M&B, pursuant to a written contract, has agreed to indemnify its clients in the government sector and a limited number of companies in the private sector, aggregating less than 50 clients, against some or all of the foregoing matters. Moreover, under certain circumstances, M&B may be held responsible for the actions at a workplace of persons not under M&B's direct control. The scope of such indemnities vary and can cover injuries to workers and errors and omissions of M&B supplied workers. Although M&B historically has not had any significant problems in this area, there can be no assurance that M&B will not experience such problems in the future or that M&B's insurance, if any, will be sufficient in amount or scope to cover these potential liabilities

    COMPETITIVE MARKET. The temporary staffing/contracting and permanent recruitment industry is highly competitive with limited barriers to entry. M&B competes in national, regional and local markets with full service and specialized temporary staffing companies, a number of which have greater marketing, financial and other resources than M&B. In addition, price competition in the temporary/contracting industry is high particularly for the provision of clerical and light industrial personnel and this could adversely effect M&B's business, results of operations and financial condition.

    EFFECT OF ECONOMIC FLUCTUATIONS. The general level of economic activity effects demand for staffing services. When economic activity slows, the permanent staff at many companies may become redundant and such companies may slow their hiring and reduce their use of temporary employees. Any sustained slowdown in economic activity in Australasia could adversely effect M&B's business, results of operations and financial condition.

    DEPENDENCE ON ATTRACTING, MOTIVATING AND RETAINING STAFF. The success of M&B's business depends upon its ability to attract, motivate and retain consultants and staff who possess the skills, knowledge and attributes necessary to service the needs of its clients and grow the business. M&B believes it has been able to attract and retain staff as a result of its reputation, performance based compensation systems and infrastructure support. Consultants may earn significant bonuses based on the amount of revenue generated from placing either temporary staff/contractors or permanent staff. Bonuses represent a significant proportion of consultants' total compensation. Any diminution of M&B's reputation could impair its ability to retain existing consultants and attract new consultants. Any such inability to attract and retain consultants could have a material adverse effect on M&B's business, results of operations and financial condition.

RISKS RELATING TO TMP, M&B AND THE COMBINED COMPANY

    UNCERTAIN ABILITY TO MANAGE GROWTH. Our business has grown rapidly in recent periods. This growth has placed a significant strain on our management and operations. For example, our expansion has resulted, and is expected in the future to result, in substantial growth in the number of our employees and in increased responsibility for both existing and new management personnel. Growth may also strain our existing financial and management information systems. Our success depends to a significant extent on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group. If we are not able to manage existing or anticipated growth, our business, financial condition and operating results would be materially adversely affected.

    RISKS ASSOCIATED WITH ACQUISITIONS. We expect to continue to grow, in part, by acquiring businesses. The success of this strategy depends upon several factors, including the continued availability of financing and our ability to identify and acquire businesses on a cost-effective basis. It is also critical that we integrate acquired personnel, operations, products and technologies into our organization effectively and that we retain and motivate key personnel and retain the clients of firms we acquire. We have no assurance that financing for future acquisitions will be available on terms acceptable to us, or that we will be able to identify or consummate new acquisitions, or manage and integrate our recent or future expansions successfully. Any inability to do so would have a material adverse effect on our business, financial condition and operating results.

    UNCERTAIN VIABILITY OF TRADITIONAL MEDIA. We derive a substantial portion of our commissions and fees from designing and placing recruitment advertisements in traditional media such as newspapers and trade publications. This business, excluding search and selection which has historically been included therein, constituted approximately 40.4% of our total commissions and fees for the year ended December 31, 1997 (34.0% of total revenue giving pro forma effect to the M&B Transaction). We also derive a substantial portion of our commissions and fees from placing advertising in yellow page directories. This business constituted approximately 30.8% of our total commissions and fees for the year ended December 31, 1997 (16.5% of total revenue giving pro forma effect to the M&B Transaction). Any future commissions we earn may not equal the commissions we have historically received. New media, such as the Internet, may also cause yellow page directories and other forms of traditional media to become less desirable forms of advertising media. Without at least a proportionate fee increase generated from advertising on the Internet, our business, financial condition and operating results will be materially adversely affected.

    UNCERTAIN ACCEPTANCE OF THE INTERNET. Use of the Internet by consumers is at a very early stage of development. Market acceptance of the Internet as a medium for information, entertainment, commerce and advertising, therefore, remains subject to a high level of uncertainty. Although we generated Internet revenue of $19.6 million for the year ended December 31, 1997, and $34.8 million for the nine months ended September 30, 1998, in the future we may not generate substantial Internet-based revenue. Our clients and potential clients have only limited experience with the Internet as an advertising medium and in the past they have not devoted a significant portion of their advertising budgets to Internet-based advertising. In addition, advertisers may not be persuaded to allocate or to continue to allocate portions of their budgets to Internet-based advertising. If Internet-based advertising is not widely accepted by advertisers and advertising agencies, our expected growth rate for commissions and fees derived from Internet use, as well as for the Company as a whole, will be materially adversely affected.

    UNCERTAIN ACCEPTANCE OF THE COMPANY'S INTERNET CONTENT. Our future growth depends, in part, upon our ability to deliver original and compelling services in order to attract users that our advertising clients want to reach. Consumer tastes and preferences, however, change rapidly. We can never be sure that our Internet content will reflect the latest consumer tastes and preferences and thereby attract a sufficient number of users to our Web sites to generate material advertising revenues. Internet users can freely navigate and instantly switch among a large number of Web sites, many of which offer original content, making it more difficult for us to continually distinguish our content and attract users. In addition, many other Web sites offer very specific, highly targeted content that could have greater appeal than our Web sites to particular subsets of our target audience.

    COMPETITION; LOW BARRIERS TO ENTRY. The markets for our services are highly competitive and are characterized by pressures to reduce prices, incorporate new capabilities and technologies and accelerate job completion schedules.

    We face competition from a number of sources. These sources include national and regional advertising agencies, specialized and integrated marketing communication firms, traditional media companies and executive search and search and selection firms. Our ability to maintain existing clients and attract new clients depends to a significant degree on the quality of our services and our reputation among clients and potential clients. In addition, with respect to new media, many advertising agencies and publications have started either to internally develop or acquire new media capabilities. Some of our established competitors provide integrated specialized services (such as advertising services or Web site design) and are technologically proficient, especially in the new media area. In addition, many of our competitors or potential competitors have long operating histories, and some may have greater financial, management, technological development, sales, marketing and other resources than us.

    We have no significant proprietary technology that would preclude or inhibit competitors from entering the yellow page, recruitment, executive search or on-line advertising markets. Existing or future competitors may also develop or offer services and products that provide significant performance, price, creative or other advantages over our services and products, which could have a material adverse effect on our future business, financial condition and operating results.

    FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY AND CYCLICALITY OF BUSINESS. Our quarterly operating results have fluctuated in the past and may fluctuate in the future due to diverse factors. These factors include the timing of acquisitions, the timing of yellow page directory closings, and the receipt of additional commissions, if earned, from yellow page publishers for achieving a specified volume of advertising. Our quarterly commissions and fees earned from recruitment advertising are typically highest in the first quarter and lowest in the fourth quarter. For the year ended December 31, 1997, our commissions and fees from recruitment advertising, excluding search and selection which had historically been included therein, were 40.4% of our total commissions and fees (27.6% of total revenue on a pro forma basis giving effect to the M&B Transaction). Recruitment advertising commissions and fees tend to be more cyclical than yellow page commissions and fees, and, therefore, to the extent that a significant percentage of our commissions and fees are derived from recruitment advertising our operating results may be subject to increased cyclicality. This cyclicality may affect the market price, at any time, of our Common Stock.

    INABILITY OF COMPANY TO KEEP UP WITH CHANGES IN INTERNET TECHNOLOGY MAY REDUCE AMOUNT OF BUSINESS AND PROFITS. The technology of the Internet is rapidly developing and changing. In addition, new Internet products are continually being introduced to the market and Internet industry standards are frequently changing. Although we attempt to keep up with these changes, we may be unable to respond to the changes as quickly or effectively as our competitors. In this event, our clients may choose to use the services of a competitor who has kept up with technological change more effectively than us. We may also have to spend large sums of money to keep up with Internet technological changes which could diminish our profits. In addition, any new Internet services or enhancements may contain design flaws or other defects that could require costly modifications or result in a loss of client confidence, which could cause our clients to remove their business from us. The loss in business would cause our revenues and profits to decline. In addition, any disruption in our Internet access or in the Internet generally could adversely affect us. Monster.com-SM- connects to the Internet through GTE Internetworking and Online Career Center-SM- connects to the Internet directly through its own on-site servers. If any of the above services is interrupted, our access to the Internet would be disrupted and we could lose clients, thus adversely affecting our financial condition and operating results.

    FAILURE TO ATTRACT AND RETAIN QUALIFIED CONSULTANTS COULD AFFECT COMPANY'S ABILITY TO COMPETE. To be successful in the executive search marketplace, we must be able to attract and retain qualified consultants. We depend upon consultants that possess the skills and experience necessary to effectively give employment advice to our clients and address their executive search needs. Competition for qualified consultants is intense. We believe we have been able to attract and retain highly qualified and productive consultants because of our reputation. In addition, we use performance-based compensation plans in which bonuses represent a significant proportion of consultants' total compensation. However, if our reputation is negatively affected or if there is any decrease in our business, we would be less able or unable to retain existing consultants or attract additional qualified consultants. In either case, we would be less able to compete in the executive search and selection business. As a consequence, our executive search business, results of operations and financial condition would be materially adversely affected.

    POTENTIAL LOSS OF CLIENT RELATIONSHIPS DUE TO DEPARTURE OF CONSULTANTS. Our executive search business has been successful to date because of our consultants' ability to develop and maintain strong, long-term relationships with clients. Usually, only one or two consultants have primary responsibility for a client relationship. If one of the consultants leaves TMP and joins another executive search firm, the clients that have established relationships with the departing consultant may move their business to the consultant's new employer. The loss of one or more clients is more likely to occur if the departing consultant has developed a reputation as a specialist in executing searches in a specific industry or position. Although the loss of clients upon the relocation of a consultant historically has not caused significant problems for us, the failure to retain our most effective consultants, or the failure to maintain the quality of service to which our clients are accustomed, could have a material adverse effect on our executive search business, results of operations and financial condition.

    MAINTENANCE OF PROFESSIONAL REPUTATION AND BRAND NAME. Our ability to secure new executive search engagements and hire qualified professionals is highly dependent upon our overall reputation and brand name recognition as well as the individual reputations of our professionals. Because we obtain a majority of our new engagements from existing clients, or from referrals by those clients, the dissatisfaction of any such client could have a disproportionate, adverse impact on our ability to secure new engagements. Any factor that diminishes TMP's reputation or any of our personnel, including poor performance, could make it substantially more difficult for us to compete successfully for both new engagements and qualified consultants, and could have an adverse effect on our executive search business, results of operations and financial condition.

    RESTRICTIONS IMPOSED BY BLOCKING ARRANGEMENTS. Pursuant to agreements known as "blocking arrangements," executive search firms frequently refrain from recruiting certain employees of a client, or an affiliate of a client, when conducting executive searches on behalf of a competing client. Blocking arrangements generally remain in effect for one or two years following the completion of a candidate's employment, but can be increased or decreased depending on the types and length of services provided. Some of our executive search clients are recognized as industry leaders and/or employ a significant number of qualified executives who are potential candidates for other companies in that client's industry. This may make it difficult for us to place candidates with competitors of their clients due to the blocking arrangements. If a potential client of ours becomes aware of such blocking arrangements, it may not be willing to engage us to conduct executive search and selection services; therefore, the existence of these blocking arrangements could have a material adverse effect on our ability to expand our client base and to achieve significant growth in any one industry.

    Although the duration and scope of these blocking arrangements may vary, including whether a particular arrangement covers all operations of a client and its affiliates or only certain divisions of a client, we are unable to predict how restrictive such blocking arrangements may be in the future. The more restrictive the blocking arrangements, the less able we will be to place executive candidates in a particular industry. As our client base grows, particularly in our targeted business sectors, blocking arrangements increasingly may impede our growth or our ability to attract and serve new clients, which could have an adverse effect on our executive search business, results of operations and financial condition.

    DEPENDENCE ON OUR KEY PERSONNEL. Our continued success will depend to a significant extent upon our senior management, including Andrew J. McKelvey, our Chairman of the Board and CEO. The loss of the services of one or more key employees could have a material adverse effect on our business, financial condition or operating results. In addition, if one or more key employees join a competitor or forms a competing company, the resulting loss of that key employee's services and the loss of existing or potential clients could have a material adverse effect on our business, financial condition or operating results. If one of our key employees leaves to join a new employer, he or she may also disclose or use our procedures, practices, new product development or client lists without our authorization. This can have the effect of diminishing our competitive advantage or enhancing the ability of a competitor to obtain clients otherwise obtainable by us, the result of which could be a diminution of revenues and profits of TMP.

    CONTROL BY PRINCIPAL STOCKHOLDER. Andrew J. McKelvey beneficially owns all of the outstanding TMP Class B Common Stock and 11,204,016 shares of TMP Common Stock, including 250,000 shares of Common Stock registered hereby, which together represent approximately 68.0% of the combined voting power of all classes of our voting stock and will represent approximately 60.6% of the combined voting power of the Company after giving effect to the M&B Transaction. Mr. McKelvey is and will be, therefore, able to direct the election of all of the members of TMP's Board of Directors and exercise a controlling influence over the business and affairs of TMP, including any determinations with respect to mergers or other business combinations involving TMP, the acquisition or disposition of assets of TMP, the incurrence of indebtedness by TMP, the issuance of any additional Common Stock or other equity securities and the payment of dividends with respect to the Common Stock. Similarly, Mr. McKelvey has the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders and has the power to prevent a change of control of TMP.

    ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW. Our Board of Directors has the authority to issue up to 800,000 shares of undesignated preferred stock and to determine all of the rights and privileges of such shares without any further vote or action by the Company's stockholders. Certain of these rights and privileges could be adverse to the Common Stock. For example, the Board may issue shares of preferred stock which contain a liquidation preference to the Common Stock. We have no current plans to issue shares of preferred stock. Certain provisions of our Certificate of Incorporation and By-Laws and of Delaware law could delay, prevent or make more difficult a merger, tender offer or proxy contest involving the Company. Among other things, these provisions specify advance notice requirements for stockholder proposals and director nominations. In addition, Mr. McKelvey controls approximately 68.0% of the combined voting power of all classes of voting stock of the Company.

    FOREIGN OPERATIONS AND RELATED RISKS. We conduct operations in various foreign countries, including Australia, Austria, Belgium, Canada, France, Germany, Hong Kong, Indonesia, Italy, Japan, Mexico, the Netherlands, New Zealand, Panama, Singapore, South Africa, Spain, Switzerland and the United Kingdom. For the year ended December 31, 1997, approximately 34.6% of our commissions and fees were earned outside of the U.S. and collected in local currency. Giving pro forma effect to the M&B Transaction, approximately 57.6% of revenue, after considering costs directly associated with revenues if temporary contracting operations would have been earned outside the U.S. for the year ended December 31, 1997. In addition, we generally pay operating expenses with the corresponding local currency and are at risk for exchange rate fluctuations between such local currencies and the dollar. We do not conduct any significant hedging activities.

    We are subject to taxation in foreign jurisdictions. In addition, transactions between the Company and its foreign subsidiaries may be subject to U.S. and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the U.S., and are subject to periodic change. The extent, if any, to which we will receive credit in the U.S. for taxes paid in foreign jurisdictions will depend upon the application of limitations set forth in the Internal Revenue Code, as well as the provisions of any tax treaties which may exist between the U.S. and such foreign jurisdictions. If we do not receive credit, we will be subject to increased taxation.

    POSSIBLE VOLATILITY OF STOCK PRICE. Factors such as announcements of variations in our quarterly financial results and fluctuations in advertising commissions and fees, including our percentage of commissions and fees derived from Internet-based services and products could cause the market price of the Common Stock to fluctuate for reasons unrelated to our operating performance. Our stock price, therefore, may be volatile.

    GOVERNMENT REGULATION. As an advertising agency which creates and places print and Internet advertisements, we are subject to Sections 5 and 12 of the Federal Trade Commission (the "FTC Act") which regulate advertising in all media, including the Internet, and require advertising agencies to have substantiation for advertising claims before disseminating advertisements. The FTC Act prohibits the dissemination of false, deceptive, misleading, and unfair advertising, and grants the Federal Trade Commission (the "FTC") enforcement powers to impose and seek civil penalties, consumer redress, injunctive relief and other remedies upon advertisers and advertising agencies which disseminate prohibited advertisements. Advertising agencies such as TMP are subject to liability under the FTC Act if the agency actively participates in creating the advertisement, and knew or had reason to know that the advertising was false or deceptive. In the event that any advertising created by us was found to be false, deceptive or misleading, the FTC Act could potentially subject us to liability. The fact that the FTC has recently brought several actions charging deceptive advertising via the Internet, and is actively seeking new cases involving advertising via the Internet, indicates that the FTC Act could pose a somewhat higher risk of liability to the advertising distributed via the Internet. The FTC has never brought any actions against us.

    DIVIDEND POLICY. We currently intend to retain earnings, if any, to support our growth strategy and do not anticipate paying dividends on our stock for the foreseeable future. Payment of dividends on our stock is also restricted by our financing agreement.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

    The Unaudited Pro Forma Condensed Combined Financial Information reflects financial information which gives effect to the Company's probable acquisition of all the outstanding stock of M&B and the assumed replacement of all options to acquire M&B stock with options to purchase TMP stock in exchange for the issuance of approximately 6,000,000 shares of the Company's Common Stock and 327,000 options to purchase shares of TMP Common Stock. The share amounts and option amounts were calculated using an exchange formula based upon a per share price for M&B shares of 4.65 Australian dollars translated at 0.6123 US dollar per Australian dollar for the periods presented and assuming 70,421,773 M&B shares and 3,883,125 M&B options are outstanding at January 4, 1999. The Pro Forma Financial Information included herein reflects the anticipated use of the pooling-of-interests method of accounting, after giving effect to the pro forma adjustments discussed in the accompanying notes. Such financial information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of TMP and M&B included elsewhere in this Prospectus.

    The Pro Forma Condensed Combined Financial Information (i) gives effect to the M&B Transaction, (ii) gives effect, in the Combined Statement of Operations for the year ended December 31, 1997, to the acquisition, in August 1997, of all the outstanding stock of Austin Knight Limited, ("Austin Knight"), for a purchase price of approximately $47.2 million, and (iii) includes the adjustments described in the notes hereto.

    The Pro Forma Condensed Combined Balance Sheet gives effect to the M&B Transaction as if it had occurred on September 30, 1998, combining the balance sheets of TMP at September 30, 1998 with that of M&B as of March 31, 1998. The Pro Forma Condensed Combined Statements of Operations give effect to the M&B Transaction as if it had occurred at the beginning of the earliest period presented, combining the results of TMP for the nine months ended September 30, 1998 and each year in the three-year period ended December 31, 1997 with those of M&B for the nine months ended March 31, 1998 and each year in the three-year period ended March 31, 1998, respectively. The results for M&B for the nine months ended March 31, 1998 are included in the Pro Forma Condensed Combined Statement of Operations for both the year ended December 31, 1997 and the nine months ended September 30, 1998. When translated at the appropriate exchange rates for the December 31, 1997 and September 30, 1998 periods, revenue was approximately $180,141,000 and $175,550,000, net income was approximately $5,797,000 and $5,648,000, and net income per share was $0.08 and $0.08, respectively. In addition, the Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 1997 includes the results of Austin Knight for the period prior to its acquisition by TMP on August 26, 1997.

    The consolidated financial statements of M&B included in the Pro Forma Condensed Combined Financial Information utilize Australian GAAP (which substantially conforms to US GAAP) and were translated at the following exchange rates: Australian dollars were translated to US dollars at the rate of 0.6613, 0.6955, 0.7137, 0.7874 and 0.7455, respectively, with respect to the Balance Sheet at March 31, 1998 and the Statement of Operations for the nine months ended March 31, 1998 and the years ended March 31, 1998, 1997 and 1996. The Statement of Operations of Austin Knight included in the December 31, 1997 Pro Forma Condensed Combined Statement of Operations was translated from British Pounds Sterling to US dollars at the rate of 1.634 US dollars per British Pound Sterling.

    The Pro Forma Condensed Combined Statements of Operations presented do not include any potential cost savings. The Company believes that it may be able to reduce salaries and related costs and office and general expenses as it eliminates duplication of overhead. However, there can be no assurance that the Company will be successful in effecting any such cost savings.

    The Pro Forma Condensed Combined Financial Information is unaudited and is not necessarily indicative of the consolidated results which actually would have occurred if the above transactions had been consummated at the beginning of the periods presented, nor does it purport to present the future financial position and results of operations for future periods.

                               TMP WORLDWIDE INC.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                               SEPTEMBER 30, 1998

                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                        TMP         MORGAN & BANKS                   PRO FORMA
                                                   WORLDWIDE INC.      LIMITED        ADJUSTMENTS    COMBINED
                                                   --------------  ----------------  -------------  -----------
ASSETS
Current assets:
  Cash and cash equivalents......................   $     12,855      $    9,581       $  --         $  22,436
  Accounts receivable, net.......................        317,048          25,401          --           342,449
  Work-in-process................................         16,367          --              --            16,367
  Deferred income taxes..........................        --                1,446          --             1,446
  Prepaid and other..............................         19,385           2,243          --            21,628
                                                   --------------        -------          ------    -----------
      Total current assets.......................        365,655          38,671          --           404,326
Property and equipment, net......................         49,928           9,359          --            59,287
Deferred income taxes............................          4,084             135          --             4,219
Intangibles, net.................................        184,463           6,155          --           190,618
Other assets.....................................          5,473              30          --             5,503
                                                   --------------        -------          ------    -----------
                                                    $    609,603      $   54,350       $  --         $ 663,953
                                                   --------------        -------          ------    -----------
                                                   --------------        -------          ------    -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................   $    254,864      $    4,419       $  --         $ 259,283
  Accrued expenses and other liabilities.........         50,808          30,759           4,500(a)     86,067
  Accrued restructuring costs....................         20,902          --              --            20,902
  Deferred revenue...............................         13,923          --              --            13,923
  Deferred income taxes..........................         13,519               9          --            13,528
  Current portion of long-term debt..............          8,908             318          --             9,226
                                                   --------------        -------          ------    -----------
      Total current liabilities..................        362,924          35,505         4,500         402,929

Long-term debt, less current portion.............        128,581           5,370          --           133,951
Other liabilities................................        --                  659          --               659
Minority interests...............................        --                  431          --               431

Stockholders' equity:
  Common stock...................................             27          --                   6(b)         33
  Class B common stock...........................              2          --              --                 2
  Common stock of Morgan & Banks Limited.........        --                1,526          (1,526) (c)     --
  Additional paid-in capital.....................        171,973           2,780           1,520 (b,c    176,273
  Foreign currency translation adjustment........           (543)           (204)         --              (747)
  Retained earnings (deficit)....................        (53,361)          8,283          (4,500) (a)    (49,578)
                                                   --------------        -------          ------    -----------
      Total stockholders' equity.................        118,098          12,385          (4,500)      125,983
                                                   --------------        -------          ------    -----------
                                                    $    609,603      $   54,350       $  --         $ 663,953
                                                   --------------        -------          ------    -----------
                                                   --------------        -------          ------    -----------

------------------------

(a) To accrue for costs to be incurred in connection with the M&B Transaction.

(b) Represents par value of the 5,937 shares to be issued in connection with the M&B Transaction, based on the number of outstanding M&B Shares as of the balance sheet date.

(c) Par value of the M&B Shares is reclassified as additional paid-in capital net of the par value of the newly issued TMP Common Stock.

                               TMP WORLDWIDE INC.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                       TMP         MORGAN & BANKS    PRO FORMA
                                                                  WORLDWIDE INC.      LIMITED        COMBINED
                                                                  --------------  ----------------  -----------
Revenue:
  Commissions and fees..........................................   $    297,854     $     52,220     $ 350,074
  Temporary contracting.........................................        --               123,330       123,330
                                                                  --------------        --------    -----------
      Total revenue.............................................        297,854          175,550       473,404
                                                                  --------------        --------    -----------
Operating expenses:
  Salaries and related costs....................................        164,012           45,000       209,012
  Temporary contracting costs...................................        --               102,307       102,307
  Office and general............................................         91,060           18,157       109,217
  Amortization of intangibles...................................          6,403              399         6,802
  CEO bonus.....................................................          1,125          --              1,125
  Merger costs..................................................          9,577          --              9,577
                                                                  --------------        --------    -----------
      Total operating expenses..................................        272,177          165,863       438,040
                                                                  --------------        --------    -----------
Operating income................................................         25,677            9,687        35,364
Interest expense, net...........................................         (7,507)            (202)       (7,709)
Other expense, net..............................................           (842)             (15)         (857)
                                                                  --------------        --------    -----------
Income before provision for income taxes, minority interests and
  equity in losses of affiliates................................         17,328            9,470        26,798
Provision for income taxes......................................          7,735            3,712        11,447
Minority interests..............................................        --                   110           110
Equity in losses of affiliates..................................           (297)         --               (297)
                                                                  --------------        --------    -----------
Net income......................................................   $      9,296     $      5,648     $  14,944
                                                                  --------------        --------    -----------
                                                                  --------------        --------    -----------
Net income per common and Class B common share:
  Basic.........................................................   $       0.32                      $    0.43(a)
  Diluted.......................................................   $       0.31                      $    0.42(a)
Weighted average shares outstanding:
  Basic.........................................................         29,142                         34,979(a)
  Diluted.......................................................         29,949                         35,926(a)

------------------------

(a) Gives effect to the additional shares and options expected to be issued in connection with the M&B Transaction, including M&B's weighted average basic and diluted shares outstanding for the periods, which were 69,239 and 70,899, respectively, multiplied by the assumed Exchange Ratio of 0.08431.

    If the M&B Transaction is consummated with TMP Common Stock valued at $25.00 per share, the minimum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 37,027 and 38,024 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $0.40 and $0.39, respectively.

    If the M&B Transaction is consummated with TMP Common Stock valued at $40.00 per share, the maximum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 34,070 and 34,996 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $0.44 and $0.43, respectively.

                               TMP WORLDWIDE INC.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                       TMP        AUSTIN KNIGHT                            MORGAN & BANKS    PRO FORMA
                                  WORLDWIDE INC.   LIMITED(A)    ADJUSTMENTS   SUBTOTAL       LIMITED        COMBINED
                                  --------------  -------------  -----------  ----------  ----------------  -----------
Revenue:
  Commissions and fees..........   $    310,619    $    34,800    $  --       $  345,419    $     71,950     $ 417,369
  Temporary contracting.........        --             --            --           --             163,831       163,831
                                  --------------  -------------  -----------  ----------        --------    -----------
      Total revenue.............        310,619         34,800       --          345,419         235,781       581,200
                                  --------------  -------------  -----------  ----------        --------    -----------
Operating expenses:
  Salaries and related costs....        172,528         28,480       --          201,008          60,342       261,350
  Temporary contracting costs...        --             --            --           --             136,185       136,185
  Office and general............        101,176          5,758       --          106,934          25,258       132,192
  Amortization of intangibles...          6,269        --             1,323(b)      7,592            558         8,150
  CEO bonus.....................          1,500        --            --            1,500         --              1,500
                                  --------------  -------------  -----------  ----------        --------    -----------
      Total operating
        expenses................        281,473         34,238        1,323      317,034         222,343       539,377
                                  --------------  -------------  -----------  ----------        --------    -----------
Operating income................         29,146            562       (1,323)      28,385          13,438        41,823
Interest expense, net...........         (8,813)          (244)      (2,896)(c)    (11,953)           (247)    (12,200)
Other income (expense), net.....           (181)         1,547       --            1,366             (22)        1,344
                                  --------------  -------------  -----------  ----------        --------    -----------
Income before provision for
  income taxes, minority
  interests and equity in losses
  of affiliates.................         20,152          1,865       (4,219)      17,798          13,169        30,967
Provision for income taxes......          9,571          1,442       (1,158)(d)      9,855          5,153       15,008
Minority interests..............            143        --            --              143             153           296
Equity in losses of affiliates..            (33)       --            --              (33)        --                (33)
                                  --------------  -------------  -----------  ----------        --------    -----------
Net income......................         10,405            423       (3,061)       7,767           7,863        15,630
Preferred stock dividends.......           (123)       --            --             (123)        --               (123)
                                  --------------  -------------  -----------  ----------        --------    -----------
Net income applicable to common
  and Class B common
  stockholders..................   $     10,282    $       423    $  (3,061)  $    7,644    $      7,863     $  15,507
                                  --------------  -------------  -----------  ----------        --------    -----------
                                  --------------  -------------  -----------  ----------        --------    -----------
Net income per common and Class
  B common share:
  Basic.........................   $       0.38                                                              $    0.47(e)
  Diluted.......................   $       0.37                                                              $    0.46(e)
Weighted average shares
  outstanding:
  Basic.........................         27,224                                                                 32,998(e)
  Diluted.......................         27,716                                                                 33,642(e)

------------------------

(a) For the period January 1, 1997 through the date of the acquisition by TMP of Austin Knight on August 26, 1997.

(b) To record amortization of intangibles arising from the acquisition of Austin Knight, as if such acquisition occurred on January 1, 1997. Such amortization is based on a 30 year life and is computed on an intangible asset of $59,523, amortized for eight months.

(c) To record interest expense on borrowings of $47,208, at 9.2% for eight months, made in connection with the acquisition of Austin Knight, as if such acquisition occurred on January 1, 1997.

                               TMP WORLDWIDE INC.

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

(d) To record the tax benefit on interest expense of $2,896 on borrowings for the acquisition of Austin Knight, at an estimated tax rate of 40%.

(e) Gives effect to the additional shares and options expected to be issued in connection with the Transaction, including M&B's weighted average basic and diluted shares outstanding for the period, which were 68,489 and 70,289, respectively, multiplied by the assumed Exchange Ratio of 0.08431.

    If the Transaction is consummated with TMP Common Stock valued at $25.00 per share, the minimum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 35,024 and 35,721 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $0.44 and $0.43, respectively.

    If the Transaction is consummated with TMP Common Stock valued at $40.00 per share, the maximum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 32,099 and 32,719 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $0.48 and $0.47, respectively.

                               TMP WORLDWIDE INC.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                       TMP         MORGAN & BANKS    PRO FORMA
                                                                  WORLDWIDE INC.      LIMITED        COMBINED
                                                                  --------------  ----------------  -----------
Revenue:
  Commissions and fees..........................................   $    223,319     $     61,084     $ 284,403
  Temporary contracting.........................................        --               113,299       113,299
                                                                  --------------        --------    -----------
      Total revenue.............................................        223,319          174,383       397,702
                                                                  --------------        --------    -----------
Operating expenses:
  Salaries and related costs....................................        122,964           45,507       168,471
  Temporary contracting costs...................................             --           93,585        93,585
  Office and general............................................         74,252           21,944        96,196
  Amortization of intangibles...................................          4,440              292         4,732
  Special compensation..........................................         52,019          --             52,019
                                                                  --------------        --------    -----------
      Total operating expenses..................................        253,675          161,328       415,003
                                                                  --------------        --------    -----------
Operating income (loss).........................................        (30,356)          13,055       (17,301)
Interest expense, net...........................................        (14,216)             (27)      (14,243)
Other income (expense), net.....................................           (755)             141          (614)
                                                                  --------------        --------    -----------
Income (loss) before provision for income taxes, minority
  interests and equity in earnings of affiliates................        (45,327)          13,169       (32,158)
Provision for income taxes......................................          4,125            4,812         8,937
Minority interests..............................................            434              583         1,017
Equity in earnings of affiliates................................            114          --                114
                                                                  --------------        --------    -----------
Net income (loss)...............................................        (49,772)           7,774       (41,998)
Preferred stock dividends.......................................           (210)         --               (210)
                                                                  --------------        --------    -----------
Net income (loss) applicable to common and Class B common
  stockholders..................................................   $    (49,982)    $      7,774     $ (42,208)
                                                                  --------------        --------    -----------
                                                                  --------------        --------    -----------
Net (loss) per common and Class B common share:
  Basic.........................................................   $      (2.24)                     $   (1.51)
  Diluted.......................................................   $      (2.24)                     $   (1.51)
Weighted average shares outstanding:
  Basic.........................................................         22,280                         27,985(a)
  Diluted.......................................................         22,280                         27,985(a)

------------------------

(a) Gives effect to the additional shares and options expected to be issued in connection with the Transaction, including M&B's weighted average basic and diluted shares outstanding for the period, which were 67,664 and 69,895, respectively, multiplied by the assumed Exchange Ratio of 0.08431.

    If the Transaction is consummated with TMP Common Stock valued at $25.00 per share, the minimum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 29,986 and 29,986 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $(1.41) and $(1.41), respectively.

    If the Transaction is consummated with TMP Common Stock valued at $40.00 per share, the maximum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 27,096 and 27,096 shares, respectively and basic and diluted net income per Common and Class B Common share would have been $(1.56) and $(1.56), respectively.

                               TMP WORLDWIDE INC.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                       TMP         MORGAN & BANKS    PRO FORMA
                                                                  WORLDWIDE INC.      LIMITED        COMBINED
                                                                  --------------  ----------------  -----------
Revenue:
  Commissions and fees..........................................   $    183,674     $     44,881     $ 228,555
  Temporary contracting.........................................        --                61,768        61,768
                                                                  --------------        --------    -----------
      Total revenue.............................................        183,674          106,649       290,323
                                                                  --------------        --------    -----------
Operating expenses:
  Salaries and related costs....................................        100,162           31,701       131,863
  Temporary contracting costs...................................        --                49,503        49,503
  Office and general............................................         57,310           17,032        74,342
  Amortization of intangibles...................................          3,237              118         3,355
                                                                  --------------        --------    -----------
      Total operating expenses..................................        160,709           98,354       259,063
                                                                  --------------        --------    -----------
Operating income................................................         22,965            8,295        31,260
Interest income (expense), net..................................        (10,654)              77       (10,577)
Other income (expense), net.....................................         (1,057)             123          (934)
                                                                  --------------        --------    -----------
Income before provision for income taxes, minority interests and
  equity in losses of affiliates................................         11,254            8,495        19,749
Provision for income taxes......................................          5,100            3,136         8,236
Minority interests..............................................            435              326           761
Equity in losses of affiliates..................................           (279)         --               (279)
                                                                  --------------        --------    -----------
Net income......................................................          5,440            5,033        10,473
Preferred stock dividends.......................................           (210)         --               (210)
                                                                  --------------        --------    -----------
Net income applicable to common and Class B common
  stockholders..................................................   $      5,230     $      5,033     $  10,263
                                                                  --------------        --------    -----------
                                                                  --------------        --------    -----------
Net income per common and Class B common share:
  Basic.........................................................   $       0.24                      $    0.37(a)
  Diluted.......................................................   $       0.23                      $    0.36(a)
Weighted average shares outstanding:
  Basic.........................................................         22,045                         27,670(a)
  Diluted.......................................................         22,497                         28,158(a)

------------------------

(a) Gives effect to the additional shares and options expected to be issued in connection with the Transaction including M&B's weighted average basic and diluted shares outstanding for the period, which were 66,718 and 67,152, respectively, multiplied by the assumed Exchange Ratio of 0.08431.

    If the Transaction is consummated with TMP Common Stock valued at $25.00 per share, the minimum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 29,643 and 30,145 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $0.35 and $0.34, respectively.

    If the Transaction is consummated with TMP Common Stock valued at $40.00 per share, the maximum share price provided for in the Agreement, basic and diluted weighted shares outstanding would have been 26,794 and 27,277 shares, respectively, and basic and diluted net income per Common and Class B Common share would have been $0.38 and $0.38, respectively.

                                USE OF PROCEEDS

    TMP will not receive any proceeds from the sale of shares of TMP stock by the selling stockholders.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our stock. We currently anticipate that all future earnings will be retained by TMP to support our growth strategy. Accordingly, we do not anticipate paying cash dividends on our stock for the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, contractual restrictions and general business conditions. Our financing agreement prohibits the payment of dividends on our stock.

                          PRICE RANGE OF COMMON STOCK

    Our stock is quoted on the Nasdaq National Market under the ticker symbol "TMPW." The stock was initially offered to the public on December 12, 1996 at $14.00 per share. The following table sets forth for the periods indicated the high and low reported sale prices per share for our stock as reported by Nasdaq.

YEAR ENDING DECEMBER 31, 1999                                                  HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
First Quarter (through January 14, 1999)...................................  $   50.00  $   37.00


YEAR ENDED DECEMBER 31, 1998                                                   HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
First Quarter..............................................................  $   32.62  $   21.62
Second Quarter.............................................................  $   34.88  $   24.75
Third Quarter..............................................................  $   39.19  $   27.88
Fourth Quarter.............................................................  $   42.00  $   20.50
                                                                             ---------  ---------

YEAR ENDED DECEMBER 31, 1997                                                   HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
First Quarter..............................................................  $   22.00  $   12.88
Second Quarter.............................................................  $   24.25  $   17.00
Third Quarter..............................................................  $   25.62  $   19.00
Fourth Quarter.............................................................  $   28.75  $   15.00

    There were approximately 390 stockholders of record of our Common Stock on January 12, 1999. On January 12, 1999, the last reported sale price of our stock as reported by Nasdaq was $42.75.

                              SELLING STOCKHOLDERS

    The following table sets forth information as of January 12, 1999. Except for shares owned by Andrew J. McKelvey and John R. Gaulding, all of the shares offered by this prospectus were acquired by the selling stockholders from TMP pursuant to our acquisition of Stackig, Inc. as of September 30, 1998, of Recruitment Solutions, Inc. on October 2, 1998, of The Smart Group on October 30, 1998 and of The Consulting Group (International) Limited on December 1, 1998. Except for Mr. McKelvey no selling stockholder owns more than one percent of the outstanding shares of our stock.

    Under the Stock Purchase Agreements relating to our acquisition of each of Stackig, Inc., The Smart Group and The Consulting Group (International) Limited, we agreed to register the shares of TMP stock issued to the selling stockholders. Our registration of these shares does not necessarily mean that the selling stockholders will sell all or any of their shares.

                                                                      NUMBER OF       NUMBER OF   NUMBER OF SHARES
                                                                     SHARES OWNED      SHARES       BENEFICIALLY
                                                                       PRIOR TO      REGISTERED     OWNED AFTER
SELLING STOCKHOLDER                                                    OFFERING        HEREIN       OFFERING(1)
-----------------------------------------------------------------  ----------------  -----------  ----------------
Ann Marie Avellino...............................................          10,115        10,115                0
Gary Gracie......................................................           2,528         2,528                0
Lindsay Hall.....................................................          10,115        10,115                0
Gary A. Harris...................................................           2,528         2,528                0
William T. Lane..................................................          10,115        10,115                0
Deborah M. League................................................         202,230       202,230                0
Timothy R. Letzkus...............................................           2,528         2,528                0
David O. Pogue...................................................          50,561        50,561                0
Dina Punturi-Scherer.............................................           2,528         2,528                0
David C. Swanston................................................          10,115        10,115                0
Laurence J. Rosenfeld............................................         202,230       202,230                0
Andrew Hatch.....................................................          98,840        98,840                0
Jeffrey Elletson.................................................           5,202         5,202                0
Andrew J. McKelvey(2)............................................      13,585,016       250,000       13,335,016
John R. Gaulding.................................................          21,250        10,000           11,250
Peter W. Evans...................................................         241,674       241,674                0
Peter W. Evans and Suzanne Evans (Trustees for Rosie Evans)......           2,466         2,466                0
Peter W. Evans and Suzanne Evans (Trustees for Tomos Evans)......           2,466         2,466                0
SunQuest LLC.....................................................         309,702       309,702                0

------------------------

(1) Assumes that all shares offered by each selling stockholder are sold in this offering.

(2) Includes 2,381,000 shares of Class B Common Stock which are convertible, on a share for share basis, into Common Stock. Each share of Class B Common Stock has ten votes per share. Also includes 2,000 shares of Common Stock owned by Mr. McKelvey's wife and 100 shares of Common Stock owned by Mr. McKelvey's daughter. Mr. McKelvey disclaims beneficial ownership of the shares owned by his wife. Prior to the Offering, Mr. McKelvey owned all of the Class B Common Stock and 40.4% of the Common Stock which, collectively, conferred upon him 68.0% of TMP's total voting power. Assuming that the shares offered hereby are sold, Mr. McKelvey will still own all of the Class B Common Stock and 39.5% of the Common Stock which will confer upon him 67.5% of TMP's total voting power.

                              PLAN OF DISTRIBUTION

    The selling stockholders may offer their shares at various times in one or more transactions on the Nasdaq National Market, in special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of such. They may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

                                 LEGAL OPINION

    For the purpose of this offering, our outside counsel, Fulbright & Jaworski L.L.P., New York, New York 10103, is giving its opinion on the validity of the shares.

                                    EXPERTS

    The consolidated financial statements and schedule included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1997 and the Company's Information Statement on Schedule 14C, dated January 6, 1999, which are incorporated by reference in this Prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, and the consolidated financial statements of Neville Jeffress Australia Pty Limited and subsidiaries incorporated by reference in this Prospectus have been audited by BDO Nelson Parkhill, independent auditors, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing. The audited consolidated financial statements of M&B incorporated by reference in this Prospectus and Registration Statement have been audited by Pannell Kerr Forster, independent chartered accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Austin Knight Limited and its Subsidiaries incorporated by reference in this Prospectus have been audited by KPMG, independent chartered accountants, to the extent and for the periods set forth in their report incorporated by reference herein and are included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting accounts and commissions) are estimated to be as follows:

SEC Registration Fee...........................................  $16,625.53
Accountants' Fees and Expenses.................................   75,000.00
Legal Fees and Expenses........................................   20,000.00
Miscellaneous..................................................   13,374.47
                                                                 ----------
Total..........................................................  $125,000.00
                                                                 ----------
                                                                 ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. Article VI of the By-Laws of the Registrant contains provision for the indemnification of directors, officers and employees within the limitations permitted by Section 145. In addition, the Company has entered into Indemnity Agreements with its directors and officers which provide the maximum indemnification allowed by Section 145. The Company's officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 16. EXHIBITS

 2.1       Scheme Implementation Agreement by and between Morgan & Banks Limited and TMP
           Worldwide Inc. dated August 17, 1998.*

 5.1       Opinion of Fulbright & Jaworski L.L.P. regarding legality.

23.1       (a) Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).

           (b) Consent of BDO Seidman, LLP

           (c) Consent of BDO Nelson Parkhill

           (d) Consent of Pannell Kerr Forster

           (e) Consent of KPMG

24         Power of Attorney (on signature page).

99.1       The Company's Management's Discussion and Analysis of Results of Operations and
           Financial Condition(pages 62-74 of the Company's Schedule 14C, file no. 0-21571) and
           Financial Statements (pages F-11-F-113) of the Schedule 14C.

------------------------
* incorporated by reference from the Company's Registration Statement on Form S-3 (File No. 333-63499)

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 19, 1999.

                                TMP WORLDWIDE INC.

                                By:            /s/ ANDREW J. MCKELVEY
                                     -----------------------------------------
                                                 Andrew J. McKelvey
                                                  CHAIRMAN AND CEO

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENT, that each individual whose signature appears below constitutes and appoints ANDREW J. MCKELVEY and THOMAS G. COLLISON, or either of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

    /s/ ANDREW J. MCKELVEY      Chairman, CEO and Director
------------------------------    (PRINCIPAL EXECUTIVE       January 19, 1998
      Andrew J. McKelvey          OFFICER)

    /s/ THOMAS G. COLLISON
------------------------------  Vice Chairman (PRINCIPAL     January 19, 1998
      Thomas G. Collison          FINANCIAL OFFICER)

     /s/ JAMES J. TREACY        Executive Vice President,
------------------------------    Chief Operating Officer    January 19, 1998
      (James J. Treacy)           and Director

      /s/ ROXANE PREVITY        Chief Financial Officer
------------------------------    (PRINCIPAL ACCOUNTING      January 19, 1998
        Roxane Previty            OFFICER)

     /s/ GEORGE R. EISELE
------------------------------  Director                     January 19, 1998
      (George R. Eisele)

     /s/ JOHN R. GAULDING
------------------------------  Director                     January 19, 1998
      (John R. Gaulding)

     /s/ MICHAEL KAUFMAN
------------------------------  Director                     January 19, 1998
      (Michael Kaufman)

        /s/ JOHN SWANN
------------------------------  Director                     January 19, 1998
         (John Swann)